Exhibit 99.8

Collective Mining Intersects 55.25 Metres at 1.91 g/t Gold Equivalent in Step Out Drilling at the Olympus Target

●	Reconnaissance underground step-out drilling for the three hole Phase II program at the Olympus target has intercepted continuous mineralization with highlight assay results including:

o	55.25 metres @ 1.91 g/t gold equivalent (OLCU-2).

●	Drill hole OLCU-2 has extended the known strike of the Olympus system by 150 metres to the southwest of drill hole OLCC-4 from the Phase I program in H1 2022 with previously announced results including:

o	301.9 metres @ 1.11 g/t AuEq (OLCC-3) (see release dated March 15, 2022), and

o	216.7 metres @ 1.08 g/t AuEq (OLCC-4) (see release dated May 9, 2022).

●	As a result of OLCU-2, the dimensions of the Olympus system now measure 600 metres by 400 metres and remains open to the east, west, north and to depth for further expansion.

●	Drill hole OLCU-2 is located only 280 metres to the northwest of the currently known northern boundary of the Apollo porphyry system which was intercepted in step out hole APC-17, which returned 547.65 metres at 1.03 g/t gold equivalent (see press release November 29, 2022). Porphyry mineralization observed in drill core at Olympus raise the possibility that the Apollo porphyry system might continue at depth below Olympus. Future deep drilling will test this concept.

●	Multiple zones of NW trending sheeted late-stage porphyry related carbonate base metal veins have now been mapped and/or drilled from Aris Mining’s multi-million-ounce Marmato mine through the ME, Apollo and Olympus targets respectively covering a strike length of approximately three kilometres.

●	Presently, the Company has three diamond drill rigs turning at the Apollo porphyry system focused on testing the southern portion of the system where it daylights at surface. On February 23, 2023, the Company reported initial assay results from its first hole (APC-31) drilled in 2023 and confirmed that high-grade mineralization extends to surface with assay results as follow:

o	384.7 metres at 2.46 g/t gold equivalent (consisting of 1.17 g/t gold, 43 g/t silver and 0.37% copper), including 109.8 metres at 4.14 g/t gold equivalent from surface.

●	An additional seven holes have been completed at Apollo and have all appeared to have cut continuous mineralization from surface down to depths of up to 375 metres. Assay results for holes APC-33 and APC-35 are expected in the near term.

Ari Sussman, Executive Chairman commented: “Inspection of drill core and underground sampling at the Olympus target point to the potential for a mineralized porphyry system at depth. It is entirely conceivable that below Olympus we might find the Apollo porphyry system’s down plunge extension or another porphyry intrusion altogether. This model is directly comparable to the Marmato mine located less than 4 kilometres away and along the same mountain slope. Marmato hosts a CBM vein system similar to Olympus, which lies atop a porphyry at depth. We are truly blessed with remarkable geology. Hydrothermal fluid systems this robust in both nature and scale are exceedingly rare globally.”

Toronto, Ontario, March 7, 2023 - Collective Mining Ltd. (TSXV: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce assay results from three underground drill holes completed at the Olympus target which forms part of the Company’s Guayabales project located in Caldas, Colombia. Mineralization at Olympus is characterized by zones of sheeted, late-stage carbonate base metal (“CBM”) veins and veinlets impregnating either porphyry diorite host rock or schist host rock. The Olympus target area measures 600 metres north-south by 400 metres east-west. Previously, the Company announced drilling results from drilling in the northern portion of the Olympus target area which included discovery hole OLCC-3 which averaged 301.9 metres @ 1.11 g/t AuEq (see press release dated March 15, 2022.

Details (See Table 1 and Figures 1 and 2)

Assay results for underground drill holes OLCU-1 to OLCU-3 are announced in this press release. All three holes were drilled from an underground chamber constructed within shallow ancestral underground workings located approximately 280 metres to the west and northwest of the current known northern extent of the Apollo porphyry deposit.

Assay results and geological observations are summarized below.

OLCU-2 was drilled northeastwards at a shallow dip below old workings from the underground chamber to a maximum depth of 331.8 metres. The hole was drilled orthogonally to CBM veins mapped in higher levels within the historical workings. The hole intersected two zones of polymetallic CBM veins and veinlets returning the following results:

o	55.25 metres @ 1.91 g/t gold equivalent from 172.6 metres including 7.45 metres @ 8.69 g/t gold equivalent, and

o	47.17 metres @ 0.94 g/t gold equivalent from 284.15 metres downhole.

Both mineralized zones consist of multiple polymetallic CBM veins and veinlets hosting pyrite, sphalerite, chalcopyrite, and galena. The sheeted vein systems are associated with intense sericite alteration and overprint older, potassic altered porphyry diorites containing magnetite and quartz-sulphide, porphyry veins.

Drill hole OLCU-3 was drilled in a NNE direction at a shallow dip from the underground chamber to a final depth of 290.2 metres and intersected a CBM vein zone with similar characteristics to those described in OLCU-2 and grading 0.81 g/t gold equivalent over 17.45 metres. The CBM zone is associated with intense sericite alteration and this mineralized system overprints potassically altered, porphyry diorite.

Hole OLCU-1 failed to intersect the targeted CBM zone due to drilling problems related to faulting and a historical mining cavity.

The current underground drilling and previously reported Olympus drill results (all summarized in Figure 1) outline multiple CBM vein zones covering an area of 600 metres north-south by- 400 metres east-west which is open to the NW and SE as the vein systems strike in this direction.

The CBM vein intercepts in OLCU-2 are located only 280 metres to the northwest of the known extent of Apollo porphyry system mineralization intercepted in step out drill hole APC-17. Drill hole APC-17 was an important step out hole which significantly extended the size of the Apollo deposit northwards returning a long intercept of 547.65 metres @ 1.03 g/t gold equivalent (see press release date November 29, 2022). This hole was terminated at 912.8 metres due to rig capacity limitations and bottomed in strong mineralization with the final 2.75 metres averaging 1.56 g/t gold and 9 g/t silver.

Interpretation work undertaken by the Company’s geological team has, to date, identified three zones of sheeted CBM vein systems which overprint both the inter-mineral breccia within the Apollo porphyry system and then continue to the northwest through the Olympus system. Additionally, porphyry style mineralization has been observed throughout Olympus drill core and underground mapping. As a result, it is entirely possible that the inter-mineral breccia making up the Apollo porphyry system (which plunges to depth as the system is traced northwards) or another porphyry intrusion might lie below the Olympus vein system. This model is directly analogous to the Marmato mine located approximately three kilometres along strike to the southeast where a CBM vein system lies above a porphyry system (Marmato Deeps).

Table 1: Assays Results for holes OLCU-1 to OLCU-3

Hole #	From (m)	To (m)	Intercept (m)	Au (g/t)	Ag (g/t)	Cu %	Mo %	AuEq (g/t)*
OLCU-1	NSV*
OLCU-2	5.90	6.40	0.50	3.4	242	0.13	0.004	7.18
	133.55	134.25	0.70	1.51	180	0.13	0.002	4.41
OLCU-2	172.60	227.85	55.25	1.75	11	0.02	0.003	1.91
Incl.	205.00	206.60	1.60	3.01	20	0.02	0.010	3.29
	207.60	208.80	1.20	2.89	10	0.01	0.006	2.97
	211.05	211.60	0.55	4.39	14	0.02	0.001	4.44
	217.30	224.75	7.45	8.62	28	0.04	0.002	8.69
OLCU-2	264.70	265.20	0.50	8.05	89	0.05	0.002	9.24
and	284.15	331.30	47.15	0.61	18	0.03	0.004	0.94
Incl.	301.50	302.70	1.20	2.75	55	0.02	0.004	3.51
	329.80	331.30	1.50	2.87	34	0.05	0.003	3.36
OLCU-3	58.55	59.40	0.85	4.53	12	0.01	0.004	4.54
	116.85	134.30	17.45	0.64	9	0.03	0.002	0.81
Incl.	111.55	112.25	0.70	2.12	108	0.14	0.002	3.92
	133.70	134.30	0.60	8.95	10	0.03	0.001	8.72
and	204.80	206.10	1.30	3.45	26	0.03	0.003	3.76

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.95) + (Ag g/t x 0.016 x 0.95) + (Cu (%) x 1.83 x 0.95)+ (Mo (%)*9.14 x 0.95) and CuEq (%) is calculated as follows: (Cu (%) x 0.95) + (Au (g/t) x 0.51 x 0.95) + (Ag (g/t) x 0.01 x 0.95)+ (Mo(%)x 3.75 x 0.95) utilizing metal prices of Cu – US$4.00/lb, Ag – $24/oz Mo US$20.00/lb and Au – US$1,500/oz and recovery rates of 95% for Au, Ag, Mo and Cu. Recovery rate assumptions are speculative as no metallurgical work has been completed to date. No top cut has been applied.

Reconnaissance drilling south of the Apollo porphyry system: Two drill holes (APC-32 and APC-34) were completed to test a surface soil anomaly for copper which is located 150 metres south of the southern limit of the currently defined Apollo porphyry system. The holes were collared from a newly constructed Pad 8 and drilled steeply northwards and westwards respectively, below the soil anomaly. Both holes intersected potassically altered porphyry diorites with low density of quartz-molybdenum-pyrite-pyrrhotite-chalcopyrite veins. Neither hole returned significant precious or base metal values. The Exploration team are using the trace element data to understand the location of these holes and their alteration patterns in comparison with the Apollo porphyry system.

Figure 1: Plan View Outlining Drilling at the Olympus Target. Proximity to the Apollo Porphyry System is Highlighted on the Map.

Figure 2: Plan View of the Guayabales Project Highlighting the Olympus Target Area

Figure 3: Core Photo Highlights from Drill Hole OLCU-2

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system while continuing to expansion the overall dimensions of the system, which remains open in all directions.

Management and insiders own nearly 52% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock and core samples have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski) and Collective Mining (@CollectiveMini1) on Twitter

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements about the drill programs, including timing of results, and Collective’s future and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.

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